Himalaya Shipping Limited Announces its Preliminary Results for the First Half of 2023

Hamilton, Bermuda, August 8, 2023

Himalaya Shipping Limited (“Himalaya”, “Himalaya Shipping” or the “Company”) announces preliminary unaudited results for the six months ended June 30, 2023.

Highlights for the First Half of 2023

•Completed Initial Public Offering (“IPO”) in the U.S. in April 2023, raising net equity proceeds of $44.9 million including the partial exercise of the over-allotment option.
•Successful delivery and commencement of operations of four of the twelve 210,000 dwt Newcastlemax dual fuel newbuildings ordered from New Times Shipyard, generating total operating revenues of $8.2 million, which is an average time charter equivalent (“TCE”) earnings of approximately $25,700 per day, gross1.
•Cash and cash equivalents of $24.2 million at the end of the first half of 2023.
•EBITDA2 of $4.2 million for the six months ended June 30, 2023.
•Amendment to the sale leaseback agreements in February 2023 with AVIC International Leasing Co. (“AVIC”) for the first four newbuildings to finance 90% of the cost to install the exhaust gas cleaning systems (EGCS) or “scrubbers” or $2.2 million for each vessel.
•Final installments for the first four delivered vessels were financed by sale leaseback facilities provided by AVIC totaling $200.0 million.
•Installment payments on five of our newbuilding vessels totaling $48.0 million financed by pre-delivery financing with CCB Financial Leasing Company Limited (“CCBFL”) and Jiangsu Financial Leasing Co. Ltd. (“Jiangsu”).
•Secured time charter agreements for two vessels for 22 to 26 months' time charter, plus an option exercisable by the counterparty for a further 11 to 13 months between January and July 2024. Both vessels will earn an index-linked rate, reflecting a significant premium to the Baltic 5TC index (BCI).

Subsequent events
•In July 2023, Mount Matterhorn was successfully delivered and commenced its 32-to-38 month index-linked time charter.
•In July 2023, the charterers of “Mount Norefjell” and “Mount Matterhorn” decided to bunker LNG on these vessels. The LNG bunker operations were completed successfully.

Contracted CEO, Herman Billung commented:

“The first half of 2023 has been transformational for Himalaya Shipping. From starting with an idea, to already having five ships in operations and being listed on the New York Stock Exchange (NYSE), we have achieved the first stepping stone in what is going to be many exciting years ahead.

We strongly believe that we have the right ships, at the right time. The order book for Capesize vessels is below 5%, a 25-year low. Most yards don’t have capacity to build large dry bulk ships before well into 2027, and the prices quoted are above $86 million for similar ships to ours. In addition, the aging fleet coupled with the new environmental regulations coming, means we should have improved utilization for the coming years. Further, we have the right ships. Our dual fueled Newcastlemaxes have demonstrated their attractiveness to charterers, and consequently have been fixed at the highest premium to Capesize index rates we know about. The ships can reduce CO2 emissions by more than 40% when running on LNG and are prepared to meet as well as benefit from, more environmental regulations coming into force. With natural gas prices decreasing, being able to fuel our
1 The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including average daily TCE earnings, gross and EBITDA. Average daily TCE earnings, gross, as presented above, represents time charter revenues and voyage charter revenues adding back address commissions and divided by operational days. Please refer to the appendix of this report for a reconciliation of this non-GAAP measure to the most directly comparable financial measures prepared in accordance with US GAAP.
2 EBITDA as presented above represents our net loss plus depreciation of vessels and equipment; total financial expenses, net; and income tax expense. Please refer to the appendix of this report for a reconciliation of this non-GAAP financial measure to the most directly comparable financial measures prepared in accordance with US GAAP.

ships with LNG can give further economic benefit to Himalaya. We have the right financing with 7-years fixed rate interest rates, giving the Company an attractive cash break-even. Finally, the strategy we are following, with no plans for further investments in ships, means that most of the cash generated after debt service will be distributed to shareholder through monthly dividends. We think this is the right approach in a cyclical industry.”

Management discussion and analysis

The discussion below compares the preliminary unaudited results for the six months ended June 30, 2023 to the unaudited results of the six months ended December 31, 2022:

(in $ millions)	Six months ended June 30, 2023	Six months ended December 31, 2022	Change ($)	Change (%)
Total operating revenues	8.2	—	8.2	100%
Vessel operating expenses	(2.0)	—	(2.0)	100%
Voyage expenses	(0.2)	—	(0.2)	100%
General and administrative expenses	(1.8)	(1.0)	(0.8)	80%
Depreciation and amortization	(2.4)	—	(2.4)	100%
Total operating expenses	(6.4)	(1.0)	(5.4)	540%
Operating profit / (loss)	1.8	(1.0)	2.8	(280)%
Total financial expenses, net	(2.9)	—	(2.9)	100%
Net loss	(1.1)	(1.0)	(0.1)	10%
EBITDA	4.2	(1.0)	5.2	(520)%

(in $ millions)	June 30, 2023	December 31, 2022	Change ($)	Change (%)
Cash and cash equivalents	24.2	0.3	23.9	7967%
Vessels and Equipment	286.8	—	286.8	100%
Newbuildings	143.6	176.1	(32.5)	(18)%
Total Equity	134.4	90.3	44.1	49%

Total operating revenues for the six months ended June 30, 2023 were $8.2 million, a 100% increase compared to the second half of 2022. The overall increase is a result of the company’s first four vessels, Mount Norefjell, Mount Ita, Mount Etna and Mount Blanc, being successfully delivered from New Times Shipyard and commencing operation during the period. The Company achieved an average daily TCE earnings, gross, of $25,700.

Vessel operating expenses for the six months ended June 30, 2023 were $2.0 million, a 100% increase compared to the second half of 2022. The overall increase is a result of the company’s first four vessels commencing their operations. The Company achieved an average vessel operating cost per day rate3 of $6,200 for the six months ended June 30, 2023.

General and administrative expenses for the six months ended June 30, 2023 were $1.8 million, an $0.8 million increase compared to the second half of 2022. The overall increase is primarily a result of increased expenses due to additional regulatory requirements following the Company’s US IPO.

Depreciation and amortization for the six months ended June 30, 2023 were $2.4 million, a 100% increase compared to the second half of 2022. The overall increase is a result of the commencement of depreciation on the first four dual fuel Newcastlemax vessels following their delivery.

3 Average vessel operating cost per day is calculated by dividing vessel operating expenses by the number of calendar days.

Total financial expenses for the first half of 2023 were $2.9 million, a 100% increase compared to the second half of 2022. This is mainly due to the increase in interest expense. Upon delivery of the four vessels during the six months ended June 30, 2023, the Company entered into sale leaseback financing arrangements with subsidiaries of AVIC whereby upon delivery of the vessels, they were sold to special purpose vehicles (“SPVs”) owned by AVIC and leased back to the Company under bareboat charters. There was no interest expense recognized in the six months ended December 31, 2022 as all assets were under construction.

Vessels and equipment increased by $286.8 million or 100% for the six months ended June 30, 2023. During this period, the Company accepted delivery of the first four dual fuel Newcastlemax vessels (Mount Norefjell, Mount Ita, Mount Etna and Mount Blanc). Upon acceptance, the assets were reclassified from newbuildings to vessels and equipment and commenced depreciation.

Newbuildings decreased by $32.5 million or 18% for the six months ended June 30, 2023. The overall decrease is a result of the reclassification from newbuildings to vessels and equipment upon delivery of the first four vessels amounting to $289.2 million, offset by capitalization of expenditures including milestone payments and supervision costs of $252.9 million and capitalized interest of $3.8 million. The Company has drawn $248.0 million in the six months ended June 30, 2023 on the sale leaseback financing arrangements to fund these installments.

Liquidity and Cash Flows for the six-month period ended June 30, 2023

The Company’s cash and cash equivalents as of June 30, 2023 was $24.2 million, compared to $0.3 million as of December 31, 2022.

Net cash used in operating activities was $3.5 million, which includes prepayments of interest and insurance of $2.1 million and $1.5 million, respectively.

Net cash used in investing activities was $256.6 million, primarily consisting of $199.5 million for the final installment payments for the four vessels delivered, and $48.0 million for installment payments on the newbuilding vessels under construction.

Net cash provided by financing activities was $284.0 million as a result of $44.9 million in net proceeds from our IPO in the U.S. in April 2023, $200.0 million draw down from the sale and leaseback financing arrangements to pay scheduled delivery installments for the first four newbuildings, and $48 million from pre-delivery financing to pay scheduled pre-delivery installments for newbuildings under construction, offset by repayments on the sale and leaseback financing of $3.6 million and financing charges of $5.7 million.

Financing and corporate development

U.S. IPO

The Company issued 7,720,000 common shares at an offering price of $5.80 in its IPO in the U.S. which was completed in April 2023. A further 910,000 common shares were issued following the partial exercise of the over-allotment option which resulted in a total of 8,630,000 common shares being issued in our U.S. IPO. The common shares are listed on both the New York Stock Exchange and Euronext Expand in Oslo. Net equity proceeds from the IPO, including the partial exercise of the over-allotment option, was $44.9 million. Himalaya Shipping intends to use the remaining net proceeds of the IPO offering for general corporate purposes, which may include funding acquisitions of vessels on order or maintaining liquidity, repayment of indebtedness and funding working capital needs.

DNB Bridge Facility

In March 2023, the Company entered into an unsecured Bridge Facility with DNB Markets as arranger and DNB Bank ASA as lender and agent (the “Bridge Facility”), for a maximum amount of $15.0 million for general corporate purposes with a maturity date of September 1, 2023. Amounts outstanding under the Bridge Facility bear interest at SOFR plus a margin. The Company drew down $7.5 million in March 2023 which it fully repaid in April 2023 from the proceeds of the IPO. Subsequently, the Bridge Facility was terminated in April 2023.

Drew Revolving Credit Facility

In the six-month period ended June 30, 2023, the Company drew down $1.0 million to add to the $1.0 million that was outstanding under the facility as of December 31, 2022, and subsequently repaid the full outstanding amount of $2.0 million. As of June 30, 2023, the Company has $15.0 million available to drawdown from this facility until December 31, 2023 which must be repaid latest on December 31, 2024.

Amendment of the sale leaseback agreements with AVIC

In February 2023, the sale leaseback agreements with AVIC for the first four newbuildings were amended whereby AVIC agreed to finance 90% of the sixth installment under the newbuilding contract which relates to the cost to install the scrubbers or $2.2 million for each vessel. This is repayable in advance in 12 quarterly installments of $180,000 for each vessel, together with interest calculated as: a) LIBOR plus a margin for the period until June 30, 2023; and b) Overnight SOFR plus a margin and credit adjustment spread from July 1, 2023.

Newbuilding program

Four vessels were delivered from New Times Shipyard in the six months ended June 30, 2023 and one additional vessel was delivered in July 2023. The remaining vessels are scheduled to be delivered as follows:

(numbers in $ million)
Vessel name	Target delivery date	Price	Remaining installments
Mount Neblina	August 2023	72.8	52.2
Mount Bandeira	January 2024	72.8	52.2
Mount Hua	January 2024	72.8	52.2
Mount Elbrus	January 2024	73.3	59.5
Mount Denali	May 2024	73.3	59.5
Mount Aconcagua	July 2024	73.3	66.4
Mount Emai	July 2024	73.3	66.4
Total		511.6	408.4

The newbuilding program is progressing slightly ahead of schedule.

In August 2022, the Company decided to install scrubbers on the entire fleet of twelve vessels that were under construction at New Times Shipyard ("NTS") in China. The installation was done on the vessels that have been already delivered within the previously agreed delivery schedule from the shipyard at attractive prices and payment terms.

After installation of scrubbers, the vessels will have the ability to be fueled with LNG, Low Sulfur Fuel Oil (LSFO) or High Sulfur Fuel Oil (HSFO). This offers significant increased flexibility for our customers and has been valuable in employment discussions, with some customers already choosing to bunker LNG as discussed above.

The remaining installments under the Newbuilding program are mainly financed by sale leaseback financing arrangements which offers both pre- and post- delivery financing.

Market commentary

IMF latest global gross domestic product (GDP) forecast from July suggests a growth of 3% for both 2023 and 2024. China’s economy is expected to grow by 4.9% over the same period. Various reports indicate a willingness by the Chinese authorities to stimulate the housing market which should in turn support the dry bulk sector.

In spite of a challenging economic climate the dry bulk DWT – miles grew by 5.5% during the first half of 2023. The primary drivers were coal, iron ore and bauxite.

It is encouraging that Chinese port stockpiles of iron ore have fallen during the last twenty-one out of twenty-two weeks and are now at the lowest levels since September 2020.

Brazilian capsize iron ore exports stand at 191 million mt year to date, representing a 4.4% increase compared to 2022. Even if Vale is only reaching the lower end of its production guidance for 2023, we should expect long-haul iron ore exports from Brazil to increase in the coming months. Australian iron ore shipments have reached 531 million mt over the same period, an increase of 1.9% compared to 2022.

The guidance from Rio Tinto and Vale, supports some further growth in these exports. Longer-term the Guinean Simandou iron ore development could potentially add more than 100 million mt per year of seaborn iron ore, which if shipped to Asia will have a material impact on ton-mile demand.

The structural drives with dry bulk commodities being produced further away from the end clients have contributed to 6.9% ton-mile demand above the underlying volume growth which was 3.3% for Capesizes in the first half of 2023 compared to the first half of 2022. This trend is expected to continue.

The current order book for Capesize (100.000 dwt +) stands at less than 5%, both measured in number of vessels and DWT, the lowest ratio in over 25 years. The average age of the fleet is 10.2 years, the highest since 2010.

In addition, 313 Capesize vessels built before 2009 will face early non-compliance issues due to the operational carbon intensity indicator (“CII”). Compared to an order book of 90 vessels, this could potentially lead to a decline in the fleet within the next two years.

Limited yard capacity is evident for the larger sizes. Global yard capacity is down by 40 % from the peak in 2011 and serious yards are not able to offer significant Capesize berths until 2027, at prices significantly higher than Himalaya Shipping paid for its ships. From 2029 to 2032, potentially 750 ships will be more than 20 years old. To replace this capacity with newbuilding will be a significant challenge given the yard situation.

Operational update

In the first half of 2023, the first four vessels were delivered from New Times Shipyard slightly ahead of their original scheduled delivery dates and commenced their charters shortly thereafter. Following the delivery of these vessels, our fleet had 330 operational days with three unplanned offhire days in the first half of 2023. The vessels operated at approximately $6,200 per day in vessel operating costs in the first half of 2023, which is slightly lower than budget.

Outlook

The Management has a constructive market outlook for the coming years due to a historic low order book for large bulk carriers which in combination with impact from environmental regulations will favor the Himalaya fleet. Himalaya have fixed 9 of its 12 ships with high quality reputable counterparties, mostly on index related charters. These fixtures give Himalaya exposure to the expected improving market, giving a day-rate which exceeds the Capesize index rate by more than 40%. With one ship left to be delivered this year, and the rest coming in 2024, we are transitioning into a fully operational Company, which has the main focus of delivering solid operations and profitable returns to shareholders through monthly dividends. With the limited supply growth, and currently solid underlying demand, we expect dry bulk earnings to improve going forward.

Forward looking statements

This press release and any related discussions contain forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements that do not reflect historical facts and may be identified by words such as “aim”, “believe,” “assuming,” “anticipate,” “could”, “expect”, “intend,” “estimate,” “forecast,” “project,” “likely to”, “plan,” “potential,” “will,” “may,” “should,” or other similar expressions and include statements about plans, objectives, goals, strategies, future events or performance, outlook, prospects, contracts to acquire newbuilding vessels and associated financing agreements, expected delivery of our vessels under our newbuilding program, statements about the benefits of our vessels, including lower CO2 emissions and benefits of ability to bunker with LNG, the terms of our charters, expectations regarding the dry bulk industry trends and market outlook, including activity levels in the industry, expected trends, including trends in the global fleet, expected demand for and offer of vessels and utilization of the global fleet and our fleet, no plans for investments in new shipments and plans for distribution of cash to shareholders through monthly dividends, environmental laws and regulations impacting the industry and the Company, including compliance with and expected benefits from regulatory requirements including environmental regulations, statements made in the sections above entitled “Market commentary” and “Outlook”, including the yard situation, guidance from other companies regarding ore exports and iron ore projects in other countries, expected trends relating to structural drivers of the production of dry bulk commodities, expected limited supply growth of dry bulk vessels, expectations on demand, expectation that the dry bulk earnings will improve, and other non-historical statements. These forward-looking statements are not statements of historical fact and are based upon current estimates, expectations, beliefs, and various assumptions, many of which are based, in turn, upon further assumptions, and a number of such assumptions are beyond our control and are difficult to predict. These statements involve significant risks, uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance or achievements to be materially different from what is expressed, implied or forecasted in such forward-looking statements. Numerous factors, risks and uncertainties that could cause our actual results, level of activity, performance or achievements to differ materially from those expressed, implied or forecasted in the forward-looking statements include but are not limited to:

•general economic, political and business conditions;
•general dry bulk market conditions, including fluctuations in charter hire rates and vessel values;
•our ability to complete the purchase of the vessels we have agreed to acquire;
•our ability to meet the conditions and covenants in our financing agreements;
•changes in demand in the dry bulk shipping industry, including the market for our vessels;
•changes in the supply of dry bulk vessels;
•our ability to successfully employ our dry bulk vessels and the terms of future charters;
•changes in our operating expenses, including fuel or bunker prices, dry docking and insurance costs;
•changes in governmental regulation, tax and trade matters and actions taken by regulatory authorities;
•compliance with, and our liabilities under, governmental, tax, environmental and safety laws and regulations;
•potential disruption of shipping routes due to accidents or political events;
•our ability to procure or have access to financing and to refinance our debt as it falls due;
•our continued borrowing availability under our sale and leaseback agreements in connection with our vessels and compliance with the financial covenants therein;
•fluctuations in foreign currency exchange rates;
•potential conflicts of interest involving members of our board and management and our significant shareholder;
•our ability to pay dividends;

•risks related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from climate-change related physical changes or changes in weather patterns, and the potential impact of new regulations relating to climate change, as well as the performance of our vessels;
•other factors that may affect our financial condition, liquidity and results of operations; and
•other risks described under “Risk Factors” in our registration statement on Form F-1/A filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 30, 2023.

You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Himalaya Shipping undertakes no obligation to update publicly any forward-looking statements after the date of this press release whether as a result of new information, future events or otherwise, except as required by law..

Responsibility statement

We confirm that, to the best of our knowledge, the interim condensed consolidated financial statements for the first half of 2023, which have been prepared in accordance with accounting principles generally accepted in the United States (US GAAP) give a true and fair view of the Company’s consolidated assets, liabilities, financial position and results of operations. To the best of our knowledge, the interim report for the first half year of 2023 includes a fair review of the information required under the Norwegian Securities Trading Act section 5-6 fourth paragraph.

August 8, 2023

The Board of Directors
Himalaya Shipping Limited
Hamilton, Bermuda

Bjorn Isaksen (Chairman of the Board)
Carl Erik Steen (Director)
Georgina Sousa (Director)
Jehan Mawjee (Director)
Mi Hong Yoon (Director)

Questions should be directed to:

Herman Billung: Contracted CEO, +4791831590

APPENDIX

UNAUDITED NON GAAP MEASURES AND RECONCILIATIONS

Average TCE earnings is a non-U.S. GAAP measure of the average daily revenue performance of a vessel. Set forth below is a reconciliation of average TCE earnings to total operating revenues for the periods presented.

In $ millions, except per day and number of days	Six months ended June 30,
	2023	2022	Change	% Change
Total operating revenues	8.2	—	8.2	100%
Add: Address commissions	0.3	—	0.3	100%
Total operating revenues, gross	8.5	—	8.5	100%
Fleet operational days	330	—	330	100%
Average TCE earnings	25,700	—	25,700	100%

We present EBITDA because we believe this measure increases comparability of total business performance from period to period and against the performance of other companies. Set forth below is a reconciliation of EBITDA to net loss for the periods presented.

	Six months ended June 30,
In $ millions	2023	2022	Change	% Change
Net loss	(1.1)	(1.0)	(0.1)	10%
Depreciation and amortization	2.4	—	2.4	100%
Total financial expenses, net	2.9	—	2.9	100%
Income tax	—	—	0	100%
EBITDA	4.2	(1.0)	5.2	(520)%

Non-GAAP financial measures may not be comparable to similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under U.S. GAAP.

Please refer to “Non-GAAP Financial Measures” in the Unaudited Interim Financial Report for further information.

Himalaya Shipping Ltd.
Unaudited Consolidated Statements of Operations
(In $ millions except share and per share data)

	Three months ended June 30, 2023	Three months ended June 30, 2022	Six months ended June 30, 2023	Six months ended June 30, 2022
Operating revenues
Time charter revenues	6.7	—	8.2	—
Total operating revenues	6.7	—	8.2	—

Operating expenses
Vessel operating expenses	(1.8)	—	(2.0)	—
Voyage expenses and commissions	(0.2)	—	(0.2)	—
General and administrative expenses	(1.2)	(0.6)	(1.8)	(1.0)
Depreciation and amortization	(2.0)	—	(2.4)	—
Total operating expenses	(5.2)	(0.6)	(6.4)	(1.0)

Operating profit (loss)	1.5	(0.6)	1.8	(1.0)

Financial income (expenses), net
Interest income	0.3	—	0.3	—
Interest expense, net of amounts capitalized	(2.6)	—	(2.9)	—
Other financial expenses, net	(0.3)	—	(0.3)	—
Total financial expenses, net	(2.6)	—	(2.9)	—

Net loss before income tax	(1.1)	(0.6)	(1.1)	(1.0)
Income tax (expense) / credit	—	—	—	—
Net loss attributable to shareholders of Himalaya Shipping Ltd.	(1.1)	(0.6)	(1.1)	(1.0)
Total comprehensive loss attributable to shareholders of Himalaya Shipping Ltd.	(1.1)	(0.6)	(1.1)	(1.0)

Basic and diluted loss per share	(0.03)	(0.02)	(0.03)	(0.03)

Himalaya Shipping Ltd.
Unaudited Consolidated Balance Sheets
(In $ millions except share and per share data)

	June 30, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	24.2	0.3
Trade receivables	0.3	—
Other current assets	4.9	1.4
Total current assets	29.4	1.7

Non-current assets
Newbuildings	143.6	176.1
Vessels and equipment, net	286.8	—
Total non-current assets	430.4	176.1
Total assets	459.8	177.8

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities
Current portion of long-term debt	13.0	7.0
Trade payables	2.8	14.9
Accrued expenses	2.7	1.1
Amounts due to related parties	—	2.7
Other current liabilities	0.2	0.3
Total current liabilities	18.7	26.0

Non-current liabilities
Long-term debt	292.9	60.5
Amounts due to related parties	—	1.0
Other non-current liabilities	13.8	—
Total non-current liabilities	306.7	61.5
Total liabilities	325.4	87.5
Commitment and contingencies

Shareholders’ Equity
Common shares of par value $1.0 per share: authorized 140,010,000 (2022: 140,010,000) shares, issued and outstanding 40,782,857 (2022: 32,152,857) shares	40.8	32.2
Additional paid-in capital	97.7	61.1
Retained loss	(4.1)	(3.0)
Total shareholders’ equity	134.4	90.3
Total liabilities and shareholders’ equity	459.8	177.8

Himalaya Shipping Ltd.
Unaudited Consolidated Statements of Cash Flows
(In $ millions except share and per share data)

	Three months ended June 30, 2023	Three months ended June 30, 2022	Six months ended June 30, 2023	Six months ended June 30, 2022
Cash Flows from Operating Activities
Net loss	(1.1)	(0.6)	(1.1)	(1.0)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash compensation expense related to stock options	0.1	0.1	0.3	0.2
Depreciation of vessels	2.0	—	2.4	—
Amortization of deferred finance charges	0.5	—	0.7	—

Change in assets and liabilities:
Accounts receivable	(0.3)	—	(0.3)	—
Amounts due to/from related parties	(2.7)	—	(2.7)
Accounts payable	(1.7)	(0.1)	0.6	(0.4)
Accrued expenses	(0.3)	0.1	0.2	0.1
Other current and non-current assets	(0.9)	—	(3.5)	(0.3)
Other current and non-current liabilities	(1.6)	—	(0.1)	0.2
Net cash used in operating activities	(6.0)	(0.5)	(3.5)	(1.2)

Cash Flows from Investing Activities
Additions to newbuildings	(125.8)	(14.4)	(256.6)	(35.6)
Net cash used in investing activities	(125.8)	(14.4)	(256.6)	(35.6)

Cash Flows from Financing Activities
Proceeds from issuance of common shares, net of paid issuance costs	46.2	—	46.2	—
Proceeds from issuance of long-term and short-term debt	120.4	13.6	255.6	34.4
Deferred loan costs paid	(1.7)	(1.8)	(5.7)	(4.8)
Proceeds from issuance of long-term debt from related party	—	—	1.0	—
Repayment of long-term debt from related party	—	—	(2.0)	—
Repayment of long-term debt	(2.4)	—	(3.6)	—
Repayment of short-term debt	(7.5)	—	(7.5)	—
Net cash provided by financing activities	155.0	11.8	284.0	29.6

Net increase/(decrease) in cash, cash equivalents and restricted cash	23.2	(3.1)	23.9	(7.2)
Cash, cash equivalents and restricted cash at the beginning of the period	1.0	7.2	0.3	11.3
Cash, cash equivalents and restricted cash at the end of the period	24.2	4.1	24.2	4.1

Supplementary disclosure of cash flow information
Non-cash additions in respect of newbuildings	(13.8)	—	(13.8)	—
Issuance of liabilities for newbuilding installments	13.8	—	13.8	—
Interest paid, net of capitalized interest	(2.8)	(0.3)	(4.3)	(0.6)

(In $ millions)	June 30, 2023	December 31, 2022	June 30, 2022	December 31, 2021
Cash and cash equivalents	24.2	0.3	4.1	11.3
Total cash and cash equivalents and restricted cash	24.2	0.3	4.1	11.3

Himalaya Shipping Ltd.
Unaudited Consolidated Statements of Changes in Shareholders' Equity
(In $ millions except share and per share data)

	Number of outstanding shares	Common shares	Additional paid in capital	Accumulated deficit	Total equity
Balance as at December 31, 2021	32,152,857	32.2	60.7	(1.0)	91.9
Share-based compensation		—	0.1	—	0.1
Total comprehensive loss		—	—	(0.4)	(0.4)
Balance as at March 31, 2022	32,152,857	32.2	60.8	(1.4)	91.6
Share-based compensation		—	0.1	—	0.1
Total comprehensive loss		—	—	(0.6)	(0.6)
Balance as at June 30, 2022	32,152,857	32.2	60.9	(2.0)	91.1

	Number of outstanding shares	Common shares	Additional paid in capital	Accumulated deficit	Total equity
Balance as at December 31, 2022	32,152,857	32.2	61.1	(3.0)	90.3
Share based compensation		—	0.2	—	0.2
Total comprehensive loss		—	—	—	—
Balance as at March 31, 2023	32,152,857	32.2	61.3	(3.0)	90.5
Issuance of common shares	8,630,000	8.6	41.4	—	50.0
Equity issuance costs		—	(5.1)	—	(5.1)
Share based compensation		—	0.1	—	0.1
Total comprehensive loss		—	—	(1.1)	(1.1)
Balance as at June 30, 2023	40,782,857	40.8	97.7	(4.1)	134.4